SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1997

     Commission file number 1-2227

     E.   Full title of the plan:

          Crown Cork & Seal Company, Inc.
          401(K) Retirement Savings Plan

     F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX

                                                                          Pages

Signatures ..............................................................  3

Report of Independent Accountants .......................................  6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA ...........7 to 18

Exhibit 23 - Consent of Independent Accountants .........................  19

                                    SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             Crown Cork & Seal Company, Inc.
                                             401(K) Retirement Savings Plan



                                            By: /s/ James T. Malec
                                                --------------------------------
                                                James T. Malec
                                                Member, Benefit Plan Committee

Date: June 29, 1998

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Financial Statements as of and for
the years ended December 31, 1997
and 1996

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents
------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                          1

Financial Statements

    Statement of Net Assets Available for Benefits                         2

    Statement of Changes in Net Assets Available for Benefits              3

    Notes to Financial Statements                                       4 - 10

Additional Information*

    Schedule I   - Schedule of Assets Held for Investment Purposes        11

    Schedule II  - Schedule of Reportable Transactions (Transactions or
                   Series of Transactions in Excess of 5 percent of
                   Plan Assets)                                           12


*   Other  supplemental   schedules  required  by  Section  2520.103-10  of  the
    Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 19, 1998

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                                      As of December 31,
                                                                ------------------------------
                                                                   1997              1996
                                                                   ----              ----
Investments, at fair value
Registered investment companies:
    Vanguard Balanced Index Fund                                $  3,578,558     $  2,374,046
    Vanguard Bond Index Fund - Total Bond Market Portfolio           833,402          548,538
    Vanguard Explorer Fund                                         3,066,177        3,014,648
    Vanguard Index Trust - 500 Portfolio                          27,540,587 *     18,524,077
    Vanguard International Growth Portfolio                        4,130,309        4,153,092
                                                                ------------     ------------
                                                                  39,149,033       28,614,401

Crown Cork & Seal Stock Fund                                      42,173,913 *     42,880,689
Crown Cork & Seal Fixed Income Fund                               51,630,819 *     57,971,247
CC&S Confederation Life IC Fund                                           --        4,751,245
Participant loans                                                    735,229          545,888
                                                                ------------     ------------
        Total investments                                        133,688,994      134,763,470
                                                                ------------     ------------

Receivables
Employer's contributions                                              98,358           82,454
Participants' contributions                                          383,063          321,778
Other receivables                                                     13,560            9,112
                                                                ------------     ------------
        Total receivables                                            494,981          413,344
                                                                ------------     ------------
Net assets available for benefits                               $134,183,975     $135,176,814
                                                                ============     ============

*    Represents 5 percent or more of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                            Year Ended December 31,
                                                      -------------------------------
                                                           1997               1996
                                                           ----               ----
Additions
Investment income:
    Interest and dividend income, investments         $   5,905,938      $   5,013,809
    Interest income, participant loans                       55,906             45,057
    Net appreciation in fair value of investments         3,140,553         13,778,247
                                                      -------------      -------------
                                                          9,102,397         18,837,113
                                                      -------------      -------------

Contributions:
    Employer                                              1,196,419          1,044,818
    Participant                                           4,955,810          4,361,483
                                                      -------------      -------------
                                                          6,152,229          5,406,302
                                                      -------------      -------------
        Total additions                                  15,254,626         24,243,415
                                                      -------------      -------------

Deductions
Payment of benefits                                      16,246,745         11,755,639
Administrative expenses                                         720                260
                                                      -------------      -------------
        Total deductions                                 16,247,465         11,755,899
                                                      -------------      -------------
Net increase (decrease)                                    (992,839)        12,487,516
Net assets available for benefits:
    Beginning of period                                 135,176,814        122,689,298
                                                      -------------      -------------
    End of period                                     $ 134,183,975      $ 135,176,814
                                                      =============      =============

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Note 1 - Description of plan

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the Company) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee appointed Vanguard Fiduciary Trust Company ("VFTC") to assume both trustee and recordkeeping responsibilities.

Contributions
The plan has two components: a participant salary deferral 401 (k) component and a Company matching contribution component. The salary deferral 401(k) component of the plan allows before-tax employee contributions of 2% to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1% to 8% of annual compensation. Contribution rates are subject to certain limitations, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee's contribution, up to a maximum of 3 percent of compensation. Company contributions are made in the form of Company common stock.

Participant Accounts
Each participant's account is credited with the participant's contribution and the participant's allocations of the Company's contributions, as described above. Plan earnings are allocated to the participant's accounts based on the participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested after four years of credited service.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates ranged from 7.5 percent to 13.7 percent for loans outstanding as of December 31, 1997. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than five outstanding loans at any one time.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant's election.

Forfeited Accounts
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1997 forfeited non-vested accounts totaled $38,416.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Investment Options
During the year ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60 percent) and bonds (40 percent).

Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.). Units of the Company's fixed income fund are valued at net asset value at year end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Note 3 - Insurance Company Seizure

On August 11, 1994, regulators in both the United States and Canada seized control of Confederation Life Insurance Company. These actions were taken to prevent the possibility of massive demands for cash following a failed business combination. At the time of the seizure, the Plan's Fixed Income Fund included an investment contract with a value of approximately $4.8 million. The recognition of interest income was suspended coincident with the seizure on August 11, 1994. On October 23, 1996, regulators approved a plan of rehabilitation and a liquidation order for Confederation Life Insurance Company. In accordance with the provisions of this plan, the assets subject to seizure will be distributed to contract holders (i.e., the Plan) under a variety of payment options. During 1997, the Plan received 100 percent of the original frozen assets plus $693,877 of interest. These funds were subsequently transferred out to other investment options in accordance with the participants' elections.

Note 4 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 5 - Plan Expenses

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

Note 6 - Tax Status

The Plan was amended and restated, effective January 1, 1994 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has received a favorable determination letter from the Internal Revenue Service
(IRS) dated February 22, 1996, and accordingly, the Plan is not subject to federal or local income taxes.

Note 7 - Crown Cork & Seal Fixed Income Fund

The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts valued at contract value, which approximates fair value. The guaranteed investment contracts are fully benefit responsive. Interest rates on guaranteed investment contracts ranged between 5.0 percent and 6.96 percent at December 31, 1997 and 4.9 percent and 7.0 percent at December 31, 1996. Average yields on guaranteed investment contracts were 6.07 percent in 1997 and 6.0 percent in 1996.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Note 8 - Changes in Net Assets Available for Benefits by Investment Fund
The allocation of changes in net assets available for plan benefits for the period ended December 31, 1997 is as follows:

                                                                  Participant Directed
                                       ----------------------------------------------------------------------------
                                                  Vanguard
                                                  Bond Index
                                        Vanguard    Fund -                Vanguard       Vanguard       Crown Cork
                                        Balanced  Total Bond  Vanguard      Index      International     & Seal
                                         Index      Market    Explorer   Trust - 500      Growth          Stock
                                          Fund    Portfolio     Fund      Portfolio      Portfolio         Fund
                                          ----    ---------     ----      ---------      ---------         ----
Additions
Investment income:
   Interest and dividend income,
     investments                       $  139,143  $ 41,686  $  302,216   $   566,767  $     176,306   $     782,511
   Interest income, participant loans          --        --          --            --             --              --
   Net realized gain (loss) on sale
     of investments                        36,824        20      76,967       593,310         87,804        (335,166)
   Net unrealized appreciation
     (depreciation) of investments        419,192    17,362       8,517     5,434,917        (97,669)     (3,101,525)
                                       ----------  --------  ----------   -----------  -------------   -------------
                                          595,159    59,068     387,700     6,594,994        166,441      (2,654,180)
                                       ----------  --------  ----------   -----------  -------------   -------------

Contributions:
   Employer                                 1,975     1,658       2,391         6,129          4,982       1,166,085
   Participant                            210,981   113,627     315,807     1,171,125        341,060       1,690,554
   Participant loan repayments              2,250       651       6,734        37,593          5,028          48,651
                                       ----------  --------  ----------   -----------  -------------   -------------
                                          215,206   115,936     324,932     1,214,847        351,070       2,905,290
                                       ----------  --------  ----------   -----------  -------------   -------------
     Total additions                      810,365   175,004     712,632     7,809,841        517,511         251,110
                                       ----------  --------  ----------   -----------  -------------   -------------

Deductions
Payment of benefits                       512,536    72,151     205,363     2,170,937        517,672       3,477,338
Participant loan withdrawals                5,417     1,628      14,450        93,439          9,865          61,298
Administrative expenses                        60        10         100           190             70              90
                                       ----------  --------  ----------   -----------  -------------   -------------
     Total deductions                     518,013    73,789     219,913     2,264,566        527,607       3,538,726
                                       ----------  --------  ----------   -----------  -------------   -------------

Net increase (decrease) prior to
     interfund transfers                  292,352   101,215     492,719     5,545,275        (10,096)     (3,287,616)
Interfund transfers                       918,177   186,464    (435,068)    3,505,957         (5,771)      2,596,585
                                       ----------  --------  ----------   -----------  -------------   -------------
Net increase (decrease)                 1,210,529   287,679      57,651     9,051,232        (15,867)       (691,031)

Net assets available for benefits:
   Beginning of period                  2,385,429   555,135   3,034,833    18,596,452      4,174,601      43,080,607
                                       ----------  --------  ----------   -----------  -------------   -------------
   End of period                       $3,595,958  $842,814  $3,092,484   $27,647,684     $4,158,734     $42,389,576
                                       ==========  ========  ==========   ===========     ==========     ===========

                                                 Participant Directed
                                       --------------------------------------------
                                                       Crown Cork      Crown Cork
                                                        & Seal          & Seal
                                                      Confederation      Fixed
                                       Participant       Life            Income
                                          Loans         IC Fund           Fund            Total
                                          -----         -------           ----            -----
Additions
Investment income:
   Interest and dividend income,
     investments                       $          --   $   693,877    $  3,203,432   $   5,905,938
   Interest income, participant loans         55,906            --              --          55,906
   Net realized gain (loss) on sale
     of investments                               --            --              --         459,759
   Net unrealized appreciation
     (depreciation) of investments                --            --              --       2,680,794
                                       -------------   -----------   -------------   -------------
                                              55,906       693,877       3,203,432       9,102,397
                                       -------------   -----------   -------------   -------------

Contributions:
   Employer                                       --            --          13,199       1,196,419
   Participant                                    --            --       1,112,656       4,955,810
   Participant loan repayments              (144,431)           --          43,524              --
                                       -------------   -----------   -------------   -------------
                                            (144,431)           --       1,169,379       6,152,229
                                       -------------   -----------   -------------   -------------
     Total additions                         (88,525)      693,877       4,372,811      15,254,626
                                       -------------   -----------   -------------   -------------

Deductions
Payment of benefits                           22,726            --       9,268,022      16,246,745
Participant loan withdrawals                (300,592)           --         114,495              --
Administrative expenses                           --            --             200             720
                                       -------------   -----------   -------------   -------------
     Total deductions                       (277,866)           --       9,382,717      16,247,465
                                       -------------   -----------   -------------   -------------

Net increase (decrease) prior to
     interfund transfers                     189,341       693,877      (5,009,906)       (992,839)
Interfund transfers                               --    (5,445,122)     (1,321,222)             --
                                       -------------   -----------   -------------   -------------
Net increase (decrease)                      189,341     4,751,245)     (6,331,128)       (992,839)

Net assets available for benefits:
   Beginning of period                       545,888     4,751,245      58,052,624     135,176,814
                                       -------------   -----------   -------------   -------------
   End of period                       $     735,229   $        --     $51,721,496    $134,183,975
                                       =============   ===========     ===========    ============

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Note 8 - Changes in Net Assets Available for Benefits by Investment Fund
The allocation of changes in net assets available for plan benefits for the period ended December 31, 1996 is as follows:

                                                                                 Participant Directed
                                                        --------------------------------------------------------------------
                                                                        Vanguard
                                                                       Bond Index
                                                          Vanguard       Fund -                     Vanguard     Vanguard
                                                         Balanced     Total Bond       Vanguard      Index     International
                                                           Index         Market        Explorer   Trust - 500     Growth
                                                           Fund        Portfolio         Fund       Portfolio   Portfolio
Additions
Investment income:
   Interest and dividend income, investments              $101,623       $32,844       $168,075      $396,087      $175,680
   Interest income, participant loans                           --            --             --            --            --
   Net realized gain (loss) on sale of investments          38,825        (2,626)        31,822       241,639        26,528
   Net unrealized apprec. (deprec.) of investments         163,306        (9,100)        94,076     2,662,142       285,721
                                                        ----------      --------     ----------   -----------    ----------
                                                           303,754        21,118        293,973     3,299,868       487,929
                                                        ----------      --------     ----------   -----------    ----------

Contributions:
   Employer                                                     --            --             --            --            --
   Participant                                             149,936        86,457        287,289       964,827       267,797
   Participant loan repayments                                 746           162          4,141        22,556         3,741
                                                        ----------      --------     ----------   -----------    ----------
                                                           150,682        86,619        291,430       987,383       271,538
                                                        ----------      --------     ----------   -----------    ----------
     Total additions                                       454,436       107,737        585,403     4,287,251       759,467
                                                        ----------      --------     ----------   -----------    ----------

Deductions
Payment of benefits                                        228,003         6,836        172,569     1,464,399       191,376
Participant loan withdrawals                                 1,557           188          8,532        45,104         1,826
Administrative expenses                                         40            10             --            70            20
                                                        ----------      --------     ----------   -----------    ----------
     Total deductions                                      229,600         7,034        181,101     1,509,573       193,222
                                                        ----------      --------     ----------   -----------    ----------

Net increase (decrease) prior to interfund transfers       224,836       100,703        404,302     2,777,678       566,245
Interfund transfers                                         31,232       (81,613)       572,662     2,462,022       901,093
                                                        ----------      --------     ----------   -----------    ----------
Net increase (decrease)                                    256,068        19,090        976,964     5,239,700     1,467,339
Net assets available for benefits:
   Beginning of period                                   2,129,361       536,045      2,057,869    13,356,752     2,707,262
                                                        ----------      --------     ----------   -----------    ----------
   End of period                                        $2,385,429      $555,135     $3,034,833   $18,596,452    $4,174,601
                                                        ==========      ========     ==========   ===========    ==========

                                                                            Participant Directed
                                                        -------------------------------------------------------

                                                                                      Crown Cork    Crown Cork
                                                        Crown Cork                        & Seal        & Seal
                                                         & Seal                      Confederation     Fixed
                                                          Stock         Participant       Life         Income
                                                          Fund             Loans        IC Fund         Fund          Total
Additions
Investment income:
   Interest and dividend income, investments               $767,104   $         --   $         --    $3,372,396     $5,013,809
   Interest income, participant loans                            --         45,057             --            --         45,057
   Net realized gain (loss) on sale of investments          892,208             --             --            --      1,228,396
   Net unrealized apprec. (deprec.) of investments        9,353,706             --             --            --     12,549,851
                                                        -----------       --------     ----------   -----------   ------------
                                                         11,013,018         45,057             --     3,372,396     18,837,113
                                                        -----------       --------     ----------   -----------   ------------

Contributions:
   Employer                                               1,044,232             --             --           587      1,044,818
   Participant                                            1,599,299             --             --     1,005,878      4,361,483
   Participant loan repayments                               39,280       (109,348)            --        38,722             --
                                                        -----------       --------     ----------   -----------   ------------
                                                          2,682,811       (109,348)            --     1,045,187      5,406,302
                                                        -----------       --------     ----------   -----------   ------------
     Total additions                                      2,682,811        (64,291)            --     4,417,583     24,243,415
                                                        -----------       --------     ----------   -----------   ------------

Deductions
Payment of benefits                                       2,282,688         64,754             --     7,345,014     11,755,639
Participant loan withdrawals                                 70,980       (189,873)            --        61,686             --
Administrative expenses                                          40             --             --            80            260
                                                        -----------       --------     ----------   -----------   ------------
     Total deductions                                     2,353,708       (125,119)            --     7,406,780     11,755,899
                                                        -----------       --------     ----------   -----------   ------------

Net increase (decrease) prior to interfund transfers     11,342,121         60,828             --    (2,989,197)    12,487,516
Interfund transfers                                      (4,175,381             --             --       289,984             --
                                                        -----------       --------     ----------   -----------   ------------
Net increase (decrease)                                   7,166,740         60,828             --    (2,699,213)    12,487,516
Net assets available for benefits:
   Beginning of period                                   35,913,867        485,060      4,751,245    60,751,837    122,689,298
                                                        -----------       --------     ----------   -----------   ------------
   End of period                                        $43,080,607       $545,888     $4,751,245   $58,052,624   $135,176,814
                                                        ===========       ========     ==========   ===========   ============

Crown Cork & Seal Company, Inc.                                       Schedule I
401(k) Retirement Savings Plan
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Form 5500, Line 27(a)
As of December 31, 1997
--------------------------------------------------------------------------------

                                                                                                                      Current
             Identity of Issue                                    Investment Type                      Cost            Value
             -----------------                                    ---------------                      ----           -------
*  Vanguard Balanced Index Fund                               Registered Investment Company         $2,865,702       $3,578,558
*  Vanguard Bond Index Fund - Total Bond Market Portfolio     Registered Investment Company            811,167          833,402
*  Vanguard Explorer Fund                                     Registered Investment Company          2,884,014        3,066,177
*  Vanguard Index Trust-500 Portfolio                         Registered Investment Company         17,696,867       27,540,587
*  Vanguard International Growth Portfolio                    Registered Investment Company          3,862,306        4,130,309
*  Crown Cork & Seal Common Stock Fund                        Company Stock Fund                    28,399,558       42,173,913
*  Participant loans                                          7.5% - 13.7%                             735,229          735,229
*  Crown Cork & Seal Fixed Income Fund                        Unallocated Insurance Contracts       51,630,819       51,630,819
                                                                                                  ------------     ------------
Total assets held for investment purposes                                                         $108,885,662     $133,688,994
                                                                                                  ============     ============

*    Party in Interest

Crown Cork & Seal Company, Inc.                                     Schedule II
401(k) Retirement Savings Plan
EIN 23-1526444
Schedule of Reportable Transactions
Form 5500, Line 27(d)
Year Ended December 31, 1997
------------------------------------------------------------------------------

                                                                                                        Current Value
                                                                                             Historical   of Asset on    Historical
       Identity of                                                Purchase       Selling        Cost      Transaction       Gain
     Party Involved          Description of Asset                   Price         Price       of Asset       Date          (Loss)
     --------------          --------------------                   -----         -----       --------       ----          ------
The Vanguard Group     Index Trust-500 Portfolio                 $ 7,909,369                              $ 7,909,369
The Vanguard Group     Index Trust-500 Portfolio                               $ 4,921,086   $ 3,945,804    4,921,086   $ 975,282
The Vanguard Group     Crown Cork & Seal Fixed Income Fund        12,175,678                               12,175,678
The Vanguard Group     Crown Cork & Seal Fixed Income Fund                      18,516,056    18,516,056   18,516,056          --
The Vanguard Group     Crown Cork & Seal Stock Fund               10,014,761                               10,014,761
The Vanguard Group     Crown Cork & Seal Stock Fund                              7,284,846     5,285,193    7,284,846   1,999,653

                                      -11-